Registration No. 333-36805


                AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                                ON DECEMBER 9, 1997


                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ----------------------------------

                                 AMENDMENT NO. 1
                                        TO
                                      FORM S-3
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         ----------------------------------

                                GROVE PROPERTY TRUST
               (Exact name of registrant as specified in its charter)

                                      MARYLAND
           (State or other jurisdiction of incorporation or organization)

                                     06-1391084
                        (I.R.S. Employer Identification No.)
                                  598 ASYLUM AVENUE
                              HARTFORD, CONNECTICUT 06105
                                   (860) 246-1126
                (Address including zip code, and telephone number,
          including area code of registrant's principal executive offices)

                                 Joseph R. LaBrosse
                               Chief Financial Officer
                                 Grove Property Trust
                                  598 Asylum Avenue
                            Hartford, Connecticut  06105
                                   (860) 246-1126
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                      Copy to:
                                Paul G. Hughes, Esq.
                                Cummings & Lockwood
                                Four Stamford Plaza
                           107 Elm Street, P.O. Box 120
                         Stamford, Connecticut  06904-0120
                    ------------------------------------------

     Approximate date of commencement of proposed sale to the public: from time to time within two years after the effective date of this Registration Statement, as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                               GROVE PROPERTY TRUST
                                 598 Asylum Avenue
                            Hartford, Connecticut 06105

                              3,333,333 COMMON SHARES
                             Par Value $0.01 Per Share

     This Prospectus relates to 3,333,333 Common Shares, par value $0.01 per share (the "Common Shares"), of Grove Property Trust, a Maryland real estate investment trust ("Grove Property Trust" or the "Company"), to be offered or sold from time to time for the account of certain shareholders of the Company (the "Selling Shareholders").

     The Common Shares covered by this Prospectus were issued by the Company in private placement transactions pursuant to Securities Purchase Agreements ("Securities Purchase Agreements") with the Selling Shareholders. See "Selling Shareholders" and "Plan of Distribution."

     The Common Shares may be offered for sale and sold by the Selling Shareholders from time to time on the American Stock Exchange (or other such Exchange upon which the Company's Common Shares may be listed at the time of sale) at prevailing market prices, in privately negotiated transactions at negotiated prices, in a combination of such methods of sale, or otherwise as determined by the Selling Shareholders. The Selling Shareholders may effect such transactions by selling the Common Shares offered hereby to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders or the purchasers of the Common Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). See "Plan of Distribution."

     The Company will not receive any part of the proceeds from the sale of the Common Shares offered hereby. The Selling Shareholders will pay all applicable stock transfer taxes and brokerage commissions, but the Company will bear all other expenses of the Company and the Selling Shareholders in connection with the offering made hereunder, including the Company's legal and accounting fees connected therewith.

     The Common Shares are listed on the American Stock Exchange under the symbol "GVE." The last reported sale price of the Common Shares on December 8, 1997 was $10 3/16 per share.

     The Selling Shareholders and any brokers, dealers or agents who participate in the sale of the Common Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and the commissions paid or discounts allowed to any such brokers, dealers or agents, in addition to any profits received on resale of the Common Shares offered hereby, if any such broker, dealer, agent or underwriter should purchase any such Common Shares as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act.

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN EVALUATING AN INVESTMENT IN THE COMMON SHARES OFFERED HEREBY.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is December__, 1997.

                             TABLE OF CONTENTS


Available Information ...................................................3
Incorporation of Certain Documents by Reference .........................3
The Company .............................................................5
Risk Factors ............................................................5
Use of Proceeds ........................................................16
Selling Shareholders ...................................................17
Plan of Distribution ...................................................20
Legal Opinion ..........................................................21
Experts ................................................................21
Index to Financial Statements .........................................F-1


     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDERS OR BY ANY OTHER PERSON DEEMED TO BE AN UNDERWRITER. NEITHER THE DELIVERY OF THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON SHARES COVERED BY THIS PROSPECTUS BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.



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



                               AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or accessed electronically on the Commission's Web Site at http:\\www.sec.gov.

     The Common Shares are listed on the American Stock Exchange under the symbol "GVE." The Company's reports, proxy statements, and other information concerning the Company may also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission in accordance with the provisions of the Securities Act with respect to the Common Shares subject to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Shares covered hereby, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits may be inspected without charge at the offices of the Commission, or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

 1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, as amended;



 2. The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1997, as amended, June 30, 1997, as amended, and September 30, 1997;



 3. The Company's Current Reports on Form 8-K dated February 13, 1997, February 21, 1997, March 14, 1997 (2 Reports), May 30, 1997, as amended, July 2, 1997, as amended, September 2, 1997 as amended, and October 31, 1997, as amended;




 4. The Company's definitive Proxy Statement distributed in connection with its Annual Meeting of Shareholders held on June 18, 1997; and



 5.  The Company's Registration Statement on Form 8-A dated November 14, 1997.



     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold, or which deregisters all securities then remaining unsold, shall be incorporated by reference into this Prospectus and shall be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



     To the extent that independent accountants audit and report on financial statements of the Company issued at future dates, and consent to the use of their reports thereon, such financial statements shall also be incorporated by reference into this Prospectus in reliance upon their reports and their authority as experts in accounting and auditing.



     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all information that has been incorporated by reference into this Prospectus (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into any such information). Requests should be directed to: Grove Property Trust, 598 Asylum Avenue, Hartford, Connecticut 06105, Attention:
Joseph R. LaBrosse, Chief Financial Officer, Telephone number: (860) 246-1126.

                                    THE COMPANY


     The Company, which was formed in 1994, is a self-managed and self-administered equity real estate investment trust ("REIT") organized under Maryland law. It is engaged, through Grove Operating, L.P., a Delaware limited partnership (the "Operating Partnership") of which the Company is the sole General Partner, principally in the business of acquiring, repositioning, managing and operating mid-priced multifamily residential properties located in the Northeastern region of the United States. As of December 1, 1997, the Company has a controlling interest in 33 properties (the "Properties") consisting of 30 apartment communities containing a total of 2,863 residential units and three retail properties containing an aggregate of approximately 95,400 rentable square feet. Reference is made to the information incorporated herein for a more complete description of the Company's business and of the Properties.


     The Company's executive offices are located at 598 Asylum Avenue, Hartford, Connecticut 06105, and its telephone number is (860) 246-1126.

                                    RISK FACTORS


     PROSPECTIVE PURCHASERS OF THE COMMON SHARES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED HEREIN OR INCORPORATED BY REFERENCE, BEFORE MAKING AN INVESTMENT IN THE COMMON SHARES OFFERED HEREBY. CERTAIN STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE HEREIN CONSTITUTE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. THESE STATEMENTS INCLUDE, AMONG OTHER THINGS, STATEMENTS CONCERNING RESULTS OF OPERATIONS, CASH AVAILABLE FOR DISTRIBUTIONS, REQUIRED CAPITAL EXPENDITURES, SOURCES OF GROWTH, ECONOMIC CONDITIONS AND TRENDS AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS. SUCH FORWARD LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, DEPENDING ON A VARIETY OF IMPORTANT FACTORS. IMPORTANT FACTORS THAT CONTRIBUTE TO SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: (I) THOSE IDENTIFIED UNDER THIS CAPTION; (II) CHANGES IN GENERAL BUSINESS AND ECONOMIC CONDITIONS; AND (III) OTHER FACTORS WHICH MAY BE DESCRIBED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE COMMISSION.



ABSENCE OF APPRAISALS



     In March 1997, 20 Properties owned by certain affiliates of the Company's executive officers (the "Executive Officers") and Grove Property Services Limited Partnership ("GPS"), the management company for such Properties were contributed to the Operating Partnership in exchange for Common Units of the Operating Partnership (the "Common Units") and cash (collectively, the "March Acquisitions"), pursuant to a Contribution Agreement (the "Contribution Agreement") between such affiliates, the Company and the Operating Partnership. Such acquisitions were based primarily upon a capitalization of pro forma net operating income, rather than an asset-by-asset valuation based on historical cost or appraised current market value. A valuation of these Properties and GPS based on appraisals or another method would likely have resulted in a different valuation. There can be no assurance that the percentage interests or the value thereof received by those participating in the transactions, including the Executive Officers and their affiliates, accurately reflected the value of the assets contributed to the Operating Partnership. Since the March Acquisitions, the Company has acquired five Properties from affiliated parties and two Properties from unaffiliated parties. The Company did not obtain appraisals with respect to these additional Properties, although approval was obtained from a majority of the Independent Trust Managers (as defined below) for the transactions in which the additional Properties were acquired from affiliates of the Company. If the fair market values of GPS and the Properties acquired in and subsequent to the March Acquisitions are materially different from the amounts paid by the Company, the Company could have overpaid for GPS or such Properties which could result in a material and adverse effect on the financial performance of the Company and the value of the Common Shares. In addition, the sellers of such Properties could in the future claim they were underpaid, which claim, if successful, could result in a material and adverse effect on the financial performance of the Company and the value of the Common Shares.

Real Estate Investment Considerations



     General. Real property investments are subject to varying degrees of risk. The financial returns available from equity investments in apartment properties depend on the amount of revenue generated and expenses incurred in operating the properties. If the Properties do not generate revenue sufficient to meet operating expenses, debt service, if any, and capital expenditures, the Company's income and ability to make distributions to its shareholders will be adversely affected. An apartment property's income and value may be adversely affected by the national and regional economic climates, local real estate conditions, such as an oversupply of apartments or a reduction in demand for apartments, availability of "for purchase" housing, the attractiveness of the Properties to residents, competition from other apartment properties, the ability of the owner to provide adequate maintenance and to obtain adequate insurance and increased operating costs (including real estate taxes). The Company's income will be adversely affected if a significant number of residents are unable to pay rent or if the apartments cannot be rented on favorable terms. Further, certain significant expenditures associated with equity investments in real estate (such as mortgage payments, if any, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in rental income. In addition, the net income to the Company from any of the Properties may be adversely affected by such factors, among others, as changes in zoning, building, environmental, rent control and other laws and regulations, population shifts, which may affect the demand for rental housing in the Company's markets, changes in real property taxes and interest rates, the availability of financing, weather and acts of God (such as earthquakes, hurricanes and floods) and other factors beyond the control of the Company that may significantly affect the Company's revenue and operating expenses. The Company is also exposed to the various types of litigation that may be brought against a property owner or manager.



     Illiquidity Of Real Estate. Investments in real estate are relatively illiquid and, therefore, will tend to restrict the Company's ability to vary its portfolio of properties promptly in response to changes in economic or other conditions. Consequently, if the Operating Partnership were to be liquidated, the proceeds realized by the Company might be less than the Company's total investment in the Operating Partnership. In addition, the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), places limits on the amount of gross income the Company may realize from sales of real property assets held for fewer than four years, which may affect the Company's ability to sell the Properties without adversely affecting returns to holders of Common Shares.



     Future Property Acquisitions. In the normal course of its business, and in the pursuit of its business and growth strategies, the Company continually evaluates potential acquisitions in the Northeast. The Company intends to continue to acquire multifamily properties and, in certain circumstances, select retail properties if attractive opportunities arise. In addition to general investment risks associated with any new real estate investment, acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate. Properties acquired may have characteristics or deficiencies unknown to the Company affecting their valuation or revenue potential, and it is possible that their operating performance may decline under the Company's management. No assurance can be given that the Company will identify suitable acquisitions, complete acquisitions on terms favorable to it or successfully integrate acquired properties into the Company's portfolio. If financing is not available on acceptable terms for new acquisitions or renovations, further acquisitions might be curtailed. Furthermore, the fact that the Company must distribute 95% of its REIT taxable income in order to maintain its qualification as a REIT under the Internal Revenue Code will limit the ability of the Company to rely upon income from operations or cash flow from operations to finance new acquisitions.



     Risks Of Repositioning And Renovation. The Company intends to reposition or renovate certain of the Properties and other properties it may acquire in the future. In connection with any such project, the Company will bear certain risks, including delays or cost overruns, that may increase project costs and could make such projects uneconomical, and the risk that occupancy or rental rates at a property once such a project has been completed will not be sufficient to enable the Company to pay operating expenses or earn its anticipated rate of return on its investment. In case of an unsuccessful repositioning or renovation project, the Company's loss could exceed its investment in such project. In cases where the Company owns less than the entire interest in a property, the Company may nevertheless be required to bear the entire cost of a repositioning or renovation project at such property.



     Risks Relating To Distributions. The Company pays regular distributions to its shareholders and has announced its intention to increase its annual distribution rate to $0.68 per Common Share. The Company's determination to increase distributions was based on expectations with respect to pro forma REIT taxable income and is intended to ensure the Company's continuing ability to qualify for REIT status. In particular, the Company is seeking to ensure its continuing compliance with the requirement that it distribute annually at least 95% of its REIT taxable income. No assurance can be given, however, that actual cash available for distribution will not be substantially below the Company's expectations. In addition, the Company's ability to make distributions will depend, in large part, on the performance of the Properties and any properties it may acquire in the future, including occupancy levels, expenditures with respect to the Properties and newly acquired properties, the amount of the Company's debt and the interest rates thereon and other costs relating to the Properties and the newly acquired properties, as well as the absence of significant expenditures relating to environmental or other regulatory matters. Most of these matters are beyond the control of the Company and any significant difference between the Company's expectations with respect to these matters and actual results could have a material adverse effect on the Company and its ability to make or sustain distributions.






     Compliance With Applicable Laws. The Properties are subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the "ADA") and state and local fire and safety requirements. The ADA may require modifications to existing buildings or restrict certain renovations by requiring access to such buildings, and apartments in the buildings, by disabled persons. In addition, the Fair Housing Amendments Act of 1988 ("FHAA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Failure to comply with these laws could result in the imposition of fines or an award of damages to private litigants. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. The costs of compliance with such laws may be substantial, and limits or restrictions on completion of certain renovations may reduce overall returns on the Company's investments. Although the Company believes that the Properties are in substantial compliance with such laws currently in effect, the Company may incur additional costs to comply with such laws. Although the Company believes that such costs will not have a material adverse effect on the Company, if required changes involve a greater expenditure than the Company currently anticipates or if the changes must be made on a more accelerated basis than it anticipates, the Company's cash flow and ability to make expected distributions could be adversely affected.



     Competition. There are numerous real estate companies, including those which operate in the markets in which the Properties are located, which compete with the Company in seeking properties for acquisition, and for tenants to occupy such properties. The Company may compete with companies that have greater resources and whose officers and directors or trustees have
more experience than the Company's officers and Trust Managers.    Further,
the availability of single-family housing and other forms of multifamily residential properties, such as manufactured housing communities, provide alternatives to residents and potential residents of apartment communities. The availability of such alternatives and competition generated thereby could increase in the future. These competitive factors could adversely affect the Company's financial performance and results of operations.




EXPANSION INTO NEW GEOGRAPHIC MARKETS



     The Company currently intends to seek to acquire properties in geographic markets other than those markets in which the Properties are located, including other states in the Northeast and Mid-Atlantic regions. Such regions may include markets in which the Company has little or no experience in the acquisition and management of multifamily or other properties. Any such new geographic market may be substantially dissimilar to the markets



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



in which the Company currently owns and operates the Properties, and management of the Company may be unfamiliar with prevailing economic conditions, trends in real estate and other factors in such markets, which may adversely affect the Company's ability to acquire properties in such new geographic markets for competitive purchase prices and to manage such properties effectively and profitably thereafter. Payment of purchase prices for such properties in excess of their fair market value or the Company's inability to manage such properties so as to cause them to be profitable would have an adverse effect on the results of operations of the Company.




DEPENDENCE ON LIMITED GEOGRAPHIC AREA


     The Properties are located in Connecticut, Rhode Island and Massachusetts and consist principally of multifamily residential communities. A substantial percentage of the units in the Company's portfolio are located in Connecticut. The Company's cash flow, ability to make distributions to its shareholders and the value of the Common Shares are therefore particularly dependent upon general business and economic conditions, such as employment levels, average salaries, population and industrial growth and the demand for rental apartments, in Connecticut and in the individual markets in which the Properties are located. In recent years the values of residential rental properties in the Northeastern United States have fluctuated as a result of these and other factors. Changes in such factors in the Company's markets could have a material adverse effect on the Company's business, financial condition and results of operations.




LIMITATION ON CONTROL OF PARTIALLY OWNED PROPERTIES



     Twelve of the Properties are not entirely owned by the Company, and the Company may hereafter acquire properties in which it will own less than the entire interest. To the extent that other persons continue to have a minority interest in such properties, the Company may have certain fiduciary responsibilities to such persons which it will need to consider when making decisions that affect those properties (including decisions regarding sale, refinancing and the timing and amount of distributions from such properties). Potential conflicts and other problems which could adversely affect the Company and its results of operations could arise as a consequence of these ownership arrangements.



REAL ESTATE FINANCING RISKS


     Debt Service Obligations. The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. If the Company or an entity in which it invests were unable to meet its debt service obligations under its mortgage loans, the lender could foreclose on the relevant property, in which case the Company would lose the property and its associated investment and revenue stream. All indebtedness of the Company is secured by mortgages on certain of the Properties. The cross-collateralization of the mortgages on various of the Properties reduces flexibility in selling individual properties.



     Variable Rate Debt and Maturities. The Company's debt includes both fixed rate and variable rate debt with interest rates that adjust based upon prevailing market interest rates. A substantial portion of the Company's debt may bear interest at variable rates. The Company is negotiating to increase its available revolving credit under its revolving credit facility (the "Credit Facility") to $50 million. The Credit Facility bears interest at variable rates. An increase in interest rates could have a material adverse effect on the Company's results of operations and on its ability to make distributions on the Common Shares. If principal payments due at maturity cannot be refinanced, extended or repaid with the proceeds of other capital raising transactions, the Company may not be able to pay distributions at expected levels and repay all such maturing debt. If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of the Properties



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upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash available for distribution.



     No Limitation On Debt. The Company has followed a practice of limiting its ratio of debt to total market capitalization (I.E., total debt of the Company as a percentage of total market capitalization, defined as the sum of the aggregate market value of the issued and outstanding Common Shares and Common Units exchangeable for Common Shares and the total debt of the Company) to less than 60%. The organizational documents of the Company, however, do not limit the amount or percentage of indebtedness that it may incur. Therefore, the Company may change this practice regarding indebtedness without the vote of the holders of Common Shares . If this practice is changed, the Company could become more highly leveraged, resulting in an increased risk of default on the obligations of the Company and an increase in debt service requirements which could adversely affect the Company's financial condition and results of operations and, consequently, the Company's ability to pay distributions on the Common Shares.




POTENTIAL CONFLICTS OF INTEREST



     The Executive Officers or entities affiliated with the Executive Officers have in the past been parties to transactions with the Company or its affiliates. Of the Company's 33 Properties, 31 Properties were acquired by the Company from entities affiliated with Executive Officers. The Company may in the future explore the possibility of purchasing other properties from its affiliates or affiliates of the Executive Officers. As a result, these persons may have interests that conflict with those of the other shareholders of the Company. In addition, there can be no assurance that the prices paid by the Company in connection with such transactions accurately reflected or will accurately reflect the fair market value of the subject properties.
While the Company has entered into non-competition agreements with each of the Executive Officers and certain of their affiliates designed to minimize conflicts of interest, and the Company's Third Amended and Restated Declaration of Trust (the "Charter") includes a provision which requires the composition of the Board of Trust Managers (the "Board") at all times to consist of a majority of Independent Trust Managers (as defined in the Charter), there can be no assurance that the provisions of the non-competition agreements or the Charter will be successful in eliminating the impact of conflicts of interest between the Executive Officers and the Company. Accordingly, the interests of the Company's shareholders may not have been, and in the future may not be, reflected fully in all decisions made or actions taken or to be taken by certain officers of the Company.



     Because of substantial economic interests of the Executive Officers in entities which are parties to the Contribution Agreement, there is a potential for a conflict of interest with respect to the obligations of the Executive Officers as executive officers of the Company in enforcing the terms of the Contribution Agreement. The failure to enforce the material terms of the Contribution Agreement, particularly the indemnification provisions and the remedy provisions for breaches of representations and warranties, could result in losses to the Company and could adversely affect the cash available for distribution.



     In addition, affiliates of the Executive Officers that have contributed properties to the Company in the past, may have unrealized gain in their interests in such properties. The sale of such properties by the Company could cause adverse tax consequences to such Executive Officers or affiliates. Although decisions regarding such dispositions must be made by the Board, a majority of which is composed of Independent Trust Managers, the interests of the Company and such Executive Officers and affiliates could be different in connection with the disposition of such properties.

DEPENDENCE ON KEY PERSONNEL



     The Company is dependent on the efforts of all of the Executive Officers. While the Company believes that it could find replacements for these key personnel, the loss of their services could have a material adverse effect on the operations of the Company. Currently, the Company has no intention to secure key-man life insurance for the Executive Officers.



ADVERSE TAX CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT


     The Company currently intends to continue operating so as to qualify as a REIT under the Internal Revenue Code. A REIT generally is not taxed at the corporate level on income it currently distributes to shareholders so long as it distributes at least 95% of its REIT taxable income annually. No assurance can be given that the Company will be able to operate in a manner so as to remain so qualified. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to continue to qualify as a REIT. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that holds its assets through a partnership. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.



     If the Company fails to qualify as a REIT in any taxable year, the Company will not be allowed a deduction for distributions to shareholders in computing its taxable income and will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at the applicable corporate rate. In addition, unless it were entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This disqualification would reduce the Company's cash available for investment or distribution to shareholders because of the additional tax liability to the Company for the year or years involved. If the Company were to fail to qualify as a REIT, it no longer would be subject to the distribution requirements of the Internal Revenue Code, and, to the extent that distributions to shareholders would have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its assets to pay the applicable corporate tax.


     Although the Company currently intends to operate in a manner designed to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board, without the approval of the shareholders, to decide to revoke the REIT election.



REQUIRED DISTRIBUTIONS; POTENTIAL REQUIREMENTS TO BORROW



     To obtain the favorable tax treatment accorded to a REIT under the Internal Revenue Code, the Company generally is required each year to distribute to its shareholders at least 95% of its REIT taxable income. The Company will be subject to income tax on any undistributed REIT taxable income and net capital gain, and to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income for the calendar year, plus 100% of its undistributed income from prior years.



     The Company intends to make distributions to its shareholders to comply with the distribution provisions of the Internal Revenue Code and to avoid income taxes and the nondeductible 4% excise tax. The Company's income consists primarily of the Company's share of the income of the Operating Partnership and the Company's cash flow consists primarily of its share of distributions from the Operating Partnership. In turn, the Operating Partnership's income and cash flow consists primarily of its share of the income and cash flow, respectively, of the properties it owns or controls. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income (of the Company or the Operating Partnership) and the effect of nondeductible capital expenditures, the creation of reserves or required debt amortization payments could require the Company to borrow funds through the Operating Partnership on a short-term or long-term basis to meet its distribution requirements even if management believes that the then-prevailing market conditions are not favorable for such borrowings or that such borrowings are not advisable in the absence of such tax considerations. If the Company is unable to obtain such borrowings, the Company could be disqualified from REIT treatment.



     Distributions by the Operating Partnership are determined by the Company, as the sole general partner, through the Board, and are dependent on a number of factors, including the amount of cash available for distribution, the Operating Partnership's financial condition and the financial condition of each property in which the Company holds an interest, any decision by the Board to reinvest funds rather than to distribute funds, the capital expenditure requirements relating to the properties in which the Company holds an interest, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the Board deems relevant. There is no assurance that the Company will be able to continue to satisfy the annual distribution requirement so as to qualify as a REIT.


     For federal income tax purposes, distributions paid to holders of Common Shares may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. The Company provides the holders of Common Shares with an annual statement indicating the tax character of the distributions.





LIMITS ON CHANGES IN CONTROL



     Certain provisions of the Charter and the Bylaws of the Company and of Maryland law (described below) may have the effect of (i) discouraging a change of control of the Company; (ii) deterring tender offers for Common Shares, which offers may be attractive to the Company's shareholders or (iii) limiting the opportunity for the Company's shareholders to receive a premium for the Common Shares that might otherwise exist if an investor attempted to assemble a block of Common Shares in excess of the Ownership Limit (as defined below) or the Constructive Ownership Limit (as defined below) or to effect a change of control of the Company.





     Ownership Limits. For the Company to maintain its qualification as a REIT, not more than 50% in value of the outstanding capital shares may be owned, actually or constructively under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals (including certain tax-exempt entities, other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year of the Company (the "five or fewer" requirement). The Charter contains certain restrictions on the ownership and transfer of Common Shares and Preferred Shares (as defined below) (together, "Equity Shares"), described below, which are intended to prevent concentration of share ownership. These restrictions, however, may not ensure that the Company will be able to satisfy the "five or fewer" requirement in all cases. If the Company fails to satisfy such requirement, the Company's status as a REIT will terminate. See "-Adverse Tax Consequences of Failure to Qualify as a REIT."



     The Charter does not permit any person to own more than 5.0% of the number of outstanding Equity Shares (subject to adjustment by the Board) (the "Ownership Limit") or to own constructively (within the meaning of the Internal Revenue Code) in excess of 9.8% of the number of outstanding Equity Shares (the "Constructive Ownership Limit") and the executive officers in the aggregate may not own more than 20% of the outstanding Equity Shares (by number or value, whichever is the more restrictive) (the "Executive Officer Ownership Limit"), subject to certain exceptions. Each percentage is based on the value or the number of shares, whichever is more restrictive. In addition, no shareholder of the Company may sell, transfer, assign, devise or otherwise dispose of Equity Shares if such a disposition would result in (i) Equity Shares being owned by fewer than 100 shareholders;

(ii) the Company's being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code or (iii) the Company's failing to qualify as a REIT.



     Under the Charter, any attempted transfer of shares by a person, or other change in the capital structure of the Company, which would violate one of the limitations described above, unless compliance with such limitations has been waived by the Board, will cause the shares in excess of such limits (the "Excess Shares") to be transferred automatically to a special trust for the benefit of a charitable beneficiary (a "Special Trust") or, if, for any reason, the transfer to a Special Trust is not automatically effective, the attempted transfer resulting in such violation will be deemed void AB INITIO. Upon any transfer that results in Excess Shares pursuant to the foregoing, such Excess Shares will be deemed to have been transferred to the trustee of a Special Trust and will be considered issued and outstanding shares. The trustee of the Special Trust will be entitled to voting, dividend and other distribution rights on such Excess Shares, and any dividend or other distribution paid prior to the discovery by the Company that the Common and/or Preferred Shares have been transferred so as to be deemed Excess Shares must be repaid to the trustee of the Special Trust upon demand. The Board may waive the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit with respect to a particular shareholder if it is satisfied, based on the receipt of certain representations and undertakings from the person seeking to own shares in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit, that such ownership in excess of the Ownership Limit, the Constructive Ownership Limit or the Executive Officer Ownership Limit will not jeopardize the Company's status as a REIT. Subject to certain limitations, the Board may from time to time increase or decrease the Ownership Limit or the Constructive Ownership Limit.



     Preferred Shares. The Charter permits the Board to issue up to 1,000 preferred shares of beneficial interest, par value $0.01 per share ("Preferred Shares"), and to establish the preferences and rights (including the right to vote and the right to convert into Common Shares) of any such Preferred Shares issued. Thus, the Board could authorize the issuance of Preferred Shares with terms and conditions which could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Shares might receive a premium for their Common Shares over the then-prevailing market price of the Common Shares.



     Staggered Board. The Board has three classes of Trust Managers who serve for three-year terms, with the term of one class expiring in each year. A Trust Manager may be removed only for cause (as defined in the Charter) and only by the affirmative vote of the holders of at least two-thirds of the Common Shares then outstanding and entitled to vote.



     Maryland Business Combination Law. Under the Maryland General Corporation law, as may be amended from time to time (the "MGCL"), certain "business combinations" (including certain issuances of equity securities) between a Maryland real estate investment trust such as the Company and any person who owns 10.0% or more of the voting power of the trust's shares (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be approved by a super-majority vote unless, among other conditions, the holders of Common Shares receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares.


POSSIBLE ENVIRONMENTAL LIABILITIES


     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be required to investigate and clean up hazardous or toxic substances or petroleum products released on, under, in or emitting from such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for an allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances or the failure to remediate the contamination properly on such property may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Moreover, certain loan documents provide for recourse liability in connection with the presence of hazardous or toxic materials. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. In connection with its ownership and operation of the Properties or any properties it acquires in the future, the Company is potentially liable for such costs.



     Federal legislation requires owners and landlords of residential housing constructed prior to 1978 to disclose to potential residents or purchasers of the properties any known lead-paint hazards and will impose treble damages for failure to give the required notice. The existence of lead-based paint in a property may result in lead poisoning in children residing therein if chips or particles of lead-based paint are ingested, and the Company may be held liable under state laws for any injuries caused by ingestion of lead-based paint by children living at the its apartment properties or any apartment properties acquired by the Company in the future.



     All of the Properties were subject to Phase I (or an update of a prior Phase I) or similar environmental assessments by independent environmental consultants. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, a preliminary investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations.



     Certain environmental laws impose liability for release of asbestos-containing materials ("ACM's") into the air and third parties may seek recovery from owners or operators of real properties for personal injury suffered by reason of ACM's. Because of the ownership and operation of the Properties, the Company, the Operating Partnership and any partnership holding an interest in any of the Properties are potentially liable for such costs.



     Various environmental laws and regulations also control how certain activities can or must be conducted at the Properties. Such requirements govern maintenance activities, renovation projects and other worker operations involving asbestos or lead-based paint. They also may govern air emissions, wastewater discharges, waste management or similar activities related to operation of the Properties. No assurance can be given that the cost of complying with such requirements in connection with any of the Properties will not require any material expenditures by the Company in the future.



     Under various laws and regulations, owners and operators of underground and aboveground storage tanks containing petroleum are obligated to meet certain construction and operating standards. In addition, such tank owners and operators are responsible for remediating any contamination caused by petroleum released from such tanks. While currently available information does not indicate that the Company currently has any material liabilities related to such tanks, no assurance can be given that the Company will not be required to make such material expenditures in the future.



     The Company's environmental assessments of the Properties have not revealed any environmental liability that the Company believes would have a material adverse effect on its business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nonetheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. No assurance can be given (i) that existing environmental studies for the Properties reveal all environmental liabilities; (ii) that any prior owner thereof or tenant therein or unrelated third party did not and will not in the future create any environmental condition with material adverse consequences to the Company; (iii) that future laws or regulations or changes or new interpretations of existing laws or regulations will not require any material expenditures by, or create any environmental liabilities for, the Company in the future or (iv) that past, current or future operations or conditions associated with land or property in the vicinity of the Properties, such as the presence of leaking underground storage tanks, will not have a material adverse effect on the business, financial condition and results of operations of the Company.




SHARES AVAILABLE FOR FUTURE SALE



     Sales of substantial amounts of Common Shares, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Shares. As of the date of this Prospectus, the Company has 8,453,829 Common Shares outstanding. Of these shares, upon effectiveness of the Registration Statement, 6,666,379 shares will be freely tradable without restriction and 1,787,450 shares will be held by "affiliates" (as defined in Rule 144 under the Securities Act) and may be sold subject to the volume, manner of sale and other restrictions of Rule 144. In the event that any such holder ceases to be an "affiliate" of the Company, shares held by such holder will become freely tradable, subject to certain limitations.



     The Operating Partnership, in connection with the March Acquisitions, issued to persons other than the Company an aggregate of 2,114,439 Common Units. The Company has subsequently issued an aggregate of 894,687 Common Units in acquisitions of other Properties and will likely issue additional Common Units in furtherance of the Company's objective of continuing to acquire additional properties. Common Units may be redeemed for cash based on their fair market value or, at the Company's option, for Common Shares on a one-for-one basis. In certain circumstances, the Company may not be able to exercise its option to satisfy such redemption rights with Common Shares because of tax or securities law limitations. An exercise of redemption rights in such circumstances could adversely affect the Operating Partnership's liquidity because it would then be required to satisfy such rights with cash. Pursuant to contractual arrangements, holders of the Common Units issued in the acquisitions may not redeem their Common Units for a period of one year after the closing of the acquisition transaction in which such holder received such Common Units. The Company has granted and may in the future grant certain registration rights to the holders of the Common Units. Thus, an aggregate of 2,114,439 shares may be sold in the public market after March 14, 1998, assuming the immediate redemptions of all Common Units for Common Shares at such time and concurrent exercise of such registration rights. In addition, an aggregate of 1,115,368 Common Shares have been reserved for issuance pursuant to the Company's 1994 Share Option Plan, the 1996 Share Incentive Plan and other outstanding options and warrants.



     No prediction can be made as to the effect, if any, that future sales of Common Shares, including the Common Shares covered by this Prospectus, or the availability of such shares for future sale will have on the market price of the Common Shares.



     The Board has the authority, without shareholder approval, to issue additional Common Shares and other Equity Shares, or to cause the Operating Partnership to issue additional Common Units or other classes of units of interest in the Operating Partnership in any manner it deems appropriate, including in exchange for property. Shareholders of the Company will have no preemptive right to purchase shares or units issued in any such offerings, and any such offerings might cause a dilution of the shareholders' investment in the Company.





CHANGES IN INVESTMENT AND FINANCING POLICIES WITHOUT SHAREHOLDER APPROVAL


     The Board will determine the Company's investment and financing practices, its growth strategy, and its debt, capitalization, distribution and operating practices. Although the Board has no present intention to revise or amend these strategies and practices, the Board may do so at any time without a vote of the Company's shareholders. Accordingly, the Company's shareholders will have no control over changes in strategies and practices of the Company, and such changes may not serve the interests of all the Company's shareholders and could adversely affect the Company's financial condition or results of operations.



     Risks Involved in Acquisitions through Partnerships. The Company has and may in the future invest in apartment properties through partnerships instead of purchasing apartment properties directly or through wholly-owned subsidiaries. Partnerships may, under certain circumstances, involve risks not otherwise present in a direct acquisition of properties. These include the risks that the Company's partner: (i) might become bankrupt; (ii) might at any time have economic or business interests or goals which are inconsistent with the business interests or goals of the Company or (iii) might be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's practices or objectives. There is no limitation in the Charter as to the amount of investment the Company may make in partnerships.



     Risks Involved in Investments in Securities Related to Real Estate. The Company has and may in the future pursue its investment objectives through the ownership of securities or partnership interests of entities engaged in the ownership of real estate. Ownership of such securities or partnership interests may not entitle the Company to control the ownership, operation or management of the underlying real estate. In addition, the Company may have no ability to control the distributions with respect to such securities, which may adversely affect the Company's ability to make distributions on the Common Shares. Furthermore, if the Company desires to control an issuer of securities or partnership interests, it may be prevented from doing so by the limitations on percentage ownership and gross income tests which must be satisfied by the Company in order for the Company to qualify as a REIT. The Company intends to operate its business in a manner that will not require the Company to register under the Investment Company Act of 1940 and the Company's shareholders will therefore not have the protection of that Act.



     The Company may also invest in mortgages or mortgage-related securities and may do so as a strategy for ultimately acquiring the underlying property. In general, investments in mortgages include the risk that borrowers may not be able to make debt service payments or pay principal when due, the risk that the value of the mortgaged property may be less than the principal amount of the mortgage note securing such property and the risk that interest rates payable on the mortgages may be lower than the Company's cost of funds to acquire these mortgages. In any of these events, cash available for distributions and the Company's ability to make distributions on the Common Shares could be adversely affected.




SHARE PRICE VOLATILITY



     The price of the Common Shares may be subject to wide fluctuations in response to quarterly variations in operating results or announcement of acquisitions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which could adversely affect the market price of the Common Shares. Further, the daily trading volumes of REIT's in general and the Company's shares in particular may be lower than the trading volumes of certain other industries. As a result, investors in the Company who desire to liquidate substantial holdings at a particular time may find that they are unable to dispose of their shares in the market without causing a substantial decline in the market value of such shares. Furthermore, due to the Company's limited trading volume in the past, investors in the Company may not have an extensive trading history to consider in connection with making investment decisions.

UNINSURED LOSS


     The Company carries comprehensive liability, fire, flood (where required) and extended coverage and rental loss insurance on all of the Properties with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of losses which may be either uninsurable or not economically insurable, such as those resulting from earthquakes, floods, tidal waves, explosion of water pipes, nuclear hazards, wars, civil disturbances and environmental matters. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose both its investment in and anticipated profits and cash flow from a property while it would continue to be obligated on any mortgage indebtedness or other financial obligations on such property. Any such loss would adversely affect the Company and its financial condition and results of operations. Moreover, as the general partner of the Operating Partnership, the Company generally will be liable for any of the Operating Partnership's unsatisfied obligations other than non-recourse obligations. Similarly, as the general partner of other partnerships which hold certain of the Properties, the Company generally will be liable for any unsatisfied obligations of such partnerships other than non-recourse obligations.




OFFER AND SALE OF UNREGISTERED SECURITIES



     In connection with the March 1997 Acquisitions and concurrent private placement by the Company of Common Shares (together, the "Consolidation Transactions") the Company offered and sold 3,333,333 Common Shares and the Operating Partnership issued 2,114,439 Common Units. Upon consummation of acquisition transactions which occurred after the Consolidation Transactions, the Operating Partnership issued an additional 894,687 Common Units. The offer and sale of such Common Shares and such Common Units were not registered under the Securities Act in reliance upon the exemption from registration under Section 4(2) of the Securities Act. If it were to be determined that the offer and sale of the Common Shares and Common Units issued in the Consolidation Transactions should have been registered under the Securities Act, the holders of such Common Shares and Common Units could be given the right under federal securities laws to rescind their investment, or to pursue other claims against the Company which could adversely affect the financial condition of the Company or its ability to make expected distributions to its shareholders. Although the Company believes that the offer of Common Shares and Common Units was exempt from registration under Section 4(2) of the Securities Act, there can be no assurance in this regard.





                                  USE OF PROCEEDS

     The Common Shares subject to this Prospectus are being offered for the account of the Selling Shareholders. None of the proceeds from the sale of Common Shares offered hereby will be received by the Company.

                                SELLING SHAREHOLDERS



     The following table sets forth, as of December 1, 1997, (i) the names of the Selling Shareholders and any position, office or other material relationship with the Company, its predecessors or affiliates, within the past three years; (ii) the number of Common Shares currently owned by the Selling Shareholders; (iii) the maximum number of Common Shares to be offered and sold by the Selling Shareholders; and (iv) the number of Common Shares to be owned after the sale assuming the sale of all Common Shares offered hereby. This information is based on data furnished to the Company by or on behalf of the Selling Shareholders.



                                                                                          Common Shares
                                        Common Shares          Common Shares to be         to be Owned
            Name                       Currently Owned               Offered                After Sale
----------------------------------     ---------------         -------------------       ---------------

Dr. C.V. Alexander, Jr.                    60,732                     60,732                    0
Bruce and Deborah Seltzer                   3,813                      3,813                    0
Dr. Edward Benjamin                         2,942                      2,942                    0
Robert D. Carl, III                        20,809                     20,809                    0
Jody and Edith Chapnick                    37,475                     37,475                    0
Mr. Keith Cich                              7,626                      7,626                    0
Dr. Steven Cohen                           16,288                     16,288                    0
Wasdale Trust FBO David S. Collins         11,242                     11,242                    0
Rosset Trust FBO Holiday Collins           11,242                     11,242                    0
Philip B. Crosby Revocable Trust            7,626                      7,626                    0
John Dale                                   3,813                      3,813                    0
The Gerald Entine 1988 Family Trust        15,253                     15,253                    0
Mark Epstein                                2,235                      2,235                    0
Dr. Alan S. Friedman                        7,626                      7,626                    0
Holiday Trust FBO Holiday Collins           7,495                      7,495                    0
  David Collins Trustee
Dr. John S. Jaffe                          22,222                     22,222                    0
Dr. Terry A. Johnston                       3,490                      3,490                    0
Lion Castle Trust FBO Jennifer              7,495                      7,495                    0
  Collins, David Collins Trustee
Andrew L. Nichols                           7,626                      7,626                    0
Dr. Marc R. Peck                            3,468                      3,468                    0
Donald E. Procknow                          2,777                      2,777                    0
Larry and Nancy Roth                        7,626                      7,626                    0
Judith K. Seltzer                           10,404                    10,404                    0
Dr. Alan Simpson                            3,468                      3,468                    0
Mr. Charles Smith                           7,626                      7,626                    0
Robert and Mary Soleau                      3,813                      3,813                    0
Dr. Charles S. Walkoff                     15,253                     15,253                    0
Ronald Altman                              16,666                     16,666                    0
Henry W. Berinstein                         5,555                      5,555                    0
Ronney A. Berinstein                       13,900                     13,900                    0
Bendor Management LTD                       8,335                      8,335                    0
Ann N. Berinstein                           5,000                      5,000                    0
Estate of Benjamin M. Berinstein -          1,115                      1,115                    0
  Trust "A", William P. Berinstein,
  Trustee

                                                                                          Common Shares
                                        Common Shares          Common Shares to be         to be Owned
            Name                       Currently Owned               Offered                After Sale
----------------------------------     ---------------         -------------------       ---------------

ANB Enterprises Corporation                 2,800                      2,800                    0
Martin Bernstein                           20,000                     20,000                    0
Rory A, Brown                             188,888                    188,888                    0
William J. Connors                         20,000                     20,000                    0
Dr. Karen Cooper                            5,555                      5,555                    0
Arthur S. DeMoss Foundation               188,888                    188,888                    0
Millenco, LP                              188,888                    188,888                    0
Englander Specialist Corp.                111,111                    111,111                    0
Terry Feeney                                1,111                      1,111                    0
Norman M. Feinberg                         22,222                     22,222                    0
N. Scott and Cathy M. Fine JT/WROS         27,777                     27,777                    0
William A. and Susan Stafford Jolly        27,777                     27,777                    0
  JT/WROS
Richard S. Frary                           11,111                     11,111                    0
GT Special Situations, L.P.               166,666                    166,666                    0
Brett Hildebrand                           22,222                     22,222                    0
Richard B. Jennings                        22,222                     22,222                    0
LKCM Investment Partnership               111,111                    111,111                    0
James D. Lackie                            11,111                     11,111                    0
Taylor M. and Margaret C. Lackie Trust     11,111                     11,111                    0
  William M. Vaughan, Jr. Trustee
Carol Lamberg                              11,111                     11,111                    0
Arthur W. Langel                           22,222                     22,222                    0
Jodie E. Langel                             2,777                      2,777                    0
David M. McGrath                           11,111                     11,111                    0
Benjamin W. and Kelly K. Navarro           35,555                     35,555                    0
Ralph B. Paterline                          5,555                      5,555                    0
Dennis B. Poster                           15,698                     15,698                    0
Joan Poster                                11,111                     11,111                    0
Meredith Poster                             5,555                      5,555                    0
Cynthia Poster                              5,555                      5,555                    0
The Trust U/W/O Dora Aronson, FBO           5,555                      5,555                    0
  Audrey Aronson, Dennis B. Poster,
  Trustee
Aronson Family Trust                       11,111                     11,111                    0
D.J. Nordquist                              5,555                      5,555                    0
Matthew W. Quigley                         15,000                     15,000                    0
Victor P. Serodino                         11,111                     11,111                    0
Elizabeth Shuldiner Revocable Trust         5,600                      5,600                    0
  UA 3/20/90
Kenneth W. Slutsky                         22,000                     22,000                    0
Mary Kim McMillan                          16,000                     16,000                    0
National Fire and Casualty                 22,000                     22,000                    0
Ashmont Insurance Co., LTD                 44,000                     44,000                    0
Frank L. Flautt, Jr. Equity                22,000                     22,000                    0
Flautt Family Foundation, Inc.             11,000                     11,000                    0
Kyhler Investments L.P. 1994               11,000                     11,000                    0
Kyhler Investments 85-I                    16,000                     16,000                    0
Cliffwood Equity Fund, L.P.                75,000                     75,000                    0

[CAPTION]

                                                                                          Common Shares
                                        Common Shares          Common Shares to be         to be Owned
            Name                       Currently Owned               Offered                After Sale
----------------------------------     ---------------         -------------------       ---------------

Cliffwood Real Estate Equity Fund LTD      91,800                     91,800                    0
Frank Varallo                               8,333                      8,333                    0
Babette B. Weksler                         11,111                     11,111                    0
Stuzin Family Partnership, Ltd.            50,000                     50,000                    0
Charles B. Stuzin, Declaration             33,335                     33,335                    0
  of Trust
Stuzin Associates, Ltd.                    16,665                     16,665                    0
L.A. & C. Limited Partnership              11,110                     11,110                    0
Oregon Investment Council Acting on       478,392                    391,392                  87,000
  Behalf of Oregon Public Employees'
  Retirement Fund Under Authority
  Of Oregon Revised Statutes Section
  293.741 By Its Agent ABKB/LaSalle
  Securities Limited
Stichting Pensionenfonds ABP              230,986                    197,121                  33,865
Stichting Bedrijfspensionenfonds           11,869                     10,000                   1,869
  voor de Metaalinjverheid
Morgan Stanley & Co.                       83,082                     70,707                  12,375
Atwell                                    587,051                    499,950                  87,101

                               PLAN OF DISTRIBUTION

     The Common Shares offered hereby were issued by the Company to the Selling Shareholders in transactions which were exempt from the registration requirements of the Securities Act, and the Registration Statement has been filed pursuant to a Registration Rights Agreement with the Selling Shareholders dated March 14, 1997.


     The Common Shares offered hereby may be offered for sale and sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest, within three years after the effective date of the Registration Statement of which this Prospectus is a part or, if shorter, the holding period under Rule 144(k) promulgated under the Securities Act for persons who are not "affiliates" (as defined in Rule 144(a) under the Securities Act) of the Company. The Selling Shareholders, or such pledgees, donees, transferees or other successors in interest, will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the American Stock Exchange or otherwise, at prevailing prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions.


     The manner in which the Common Shares may be sold include, without limitation, the following: (a) block trades in which the broker-dealer(s) engaged by any of the Selling Shareholders will attempt to sell Common Shares as agent but may position or resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer(s) as principals and resale by such broker-dealer(s) for their account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) in negotiated transactions; and (e) as otherwise determined by any of the Selling Shareholders. In effecting sales, broker-dealers engaged by any of the Selling Shareholders may arrange for other broker-dealers to participate.

     In order to comply with the securities laws of certain states, if applicable, the Common Shares offered hereby may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by the Company and the Selling Shareholders.

     The Selling Shareholders and any brokers, dealers, agents or underwriters who participate in the sale of the Common Shares offered hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and the commissions paid or discounts allowed to any such brokers, dealers, agents or underwriters, in addition to any profits received on resale of the Common Shares offered hereby, if any such broker, dealer or agent should purchase any Common Shares offered hereby as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Shares may not simultaneously engage in market making activities with respect to the Common Shares of the Company for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of Common Shares by the Selling Shareholders.

     The Company will not receive any part of the proceeds from the sale of the Common Shares offered hereby. The Selling Shareholders will pay all applicable brokerage commissions, stock transfer taxes and the fees of Selling Shareholders' counsel in connection with the offer and sale of the Common Shares offered hereby by the Selling Shareholders. The Company will bear all other expenses in connection with the offering and sale of the Common Shares offered hereby, including, without limitation, all registration and filing fees, printing, messenger and delivery fees, and legal and accounting fees and expenses. The Company is not obligated to bear and will not bear any underwriting discounts or commissions relating to the use by the Selling Shareholders of an underwriter in connection with the disposition of Common Shares offered hereby.

     There can be no assurances that the Selling Shareholders will sell any or all of the Common Shares offered hereby. The Common Shares offered hereby also may be sold pursuant to an available exemption from the registration requirements of the Securities Act, including, without limitation, Rule 144 promulgated thereunder. The sale of Common Shares by "affiliates" (as defined in Rule 144(a) under the Securities Act) are subject to the volume and manner of sale restrictions set forth in Rule 144.

                                   LEGAL OPINION

     Certain legal matters with respect to the Registration Statement have been passed upon for the Company by Cummings & Lockwood, Stamford, Connecticut 06904-0120. The validity of the Common Shares offered hereby has been passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland 21201-0489.

                                      EXPERTS


     The audited combined financial statements of Grove Property Services Limited Partnership and Property Partnerships at December 31, 1996, and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



     The (i) audited financial statements of Grove Property Trust at December 31, 1996 and for each of the two years in the period ended December 31, 1996, appearing in Grove Property Trust's Annual Report on Form 10-KSB for the year ended December 31, 1996, as amended, and the report thereon dated September 2, 1997 included therein and (ii) the statements of revenues and certain expenses of the: (a) Four Winds Apartments for the period September
28, 1995 to December 31, 1995 and for the year ended December 31, 1996, (b) Brooksyde Apartments for the periods January 1, 1995 to September 30, 1995, October 1, 1995 to December 31, 1995 and the year ended December 31, 1996, (c) Rivers Bend Apartments for the years ended December 31, 1995 and 1996, (d) Greenfield Village Apartments for the years ended December 31, 1995 and 1996,
(e) September 1997 Property Acquisitions for the years ended December 31, 1995 and 1996, (f) October 1997 Property/Acquisitions-Affiliates for the years ended December 31, 1995 and 1996 and (g) October 1997 Property Acquisition-Non-affiliate for the year ended December 31, 1996, appearing in Grove Property Trust's Current Reports on Form 8-K dated May 30, 1997, July 2, 1997,
September 30, 1997 and October 31, 1997, all as amended, and the reports thereon included therein, all as incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon dated May 22, 1997, July 1, 1997, May 22, 1997, July 1, 1997, September 2, 1997, September 2, 1997 and October 3, 1997, respectively, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                           INDEX TO FINANCIAL STATEMENTS



                                                                         PAGES
GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

Combined Financial Statements:


Report of Independent Auditors...........................................  F-2
Combined Balance Sheet as of December 31, 1996...........................  F-3
Combined Statements of Income for the Years Ended
  December 31, 1996 and 1995.............................................  F-4
Combined Statements of Changes in Owners' Equity for the
  Years Ended December 31, 1996 and 1995.................................  F-5
Combined Statements of Cash Flows for the Years Ended
  December 31, 1996 and 1995.............................................  F-6
Notes to the Combined Financial Statements...............................  F-7

                         Report of Independent Auditors


To the Shareholders and Board of Trust Managers
Grove Property Trust


We have audited the accompanying combined balance sheet of Grove Property Services Limited Partnership and Property Partnerships as of December 31, 1996, and the related combined statements of income, owners' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Grove Property Services Limited Partnership and Property Partnerships at December 31, 1996, and the combined results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                          ERNST & YOUNG LLP

New York, New York
September 2, 1997

         GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                                 COMBINED BALANCE SHEET

                                    December 31, 1996
                                      (In thousands)


                                          ASSETS
                                          ------
Real estate assets, at cost:
   Land                                                           $  7,718
   Buildings and improvements                                       66,933
   Furniture, fixtures and equipment                                 4,182
                                                                  --------
                                                                    77,833
Less accumulated depreciation                                       24,209
                                                                  --------
   Net real estate assets                                           54,624

Cash and cash equivalents                                            1,702
Restricted cash-resident security deposits                             679
Due from related parties                                               931
Due from partners                                                      922
Deferred costs, net of accumulated amortization of $1,585              807
Other assets                                                           201
                                                                  --------
      Total Assets                                                $ 59,866
                                                                  ========

                              LIABILITIES AND OWNERS' EQUITY
                              ------------------------------

Mortgage notes payable                                            $ 48,643
Accounts payable and other liabilities                                 853
Due to related parties                                               1,896
Resident security deposits                                             679
                                                                  --------
      Total liabilities                                             52,071

Commitments and Contingencies                                           --
Owners' equity                                                       7,795

                                                                  --------
      Total liabilities and owners' equity                        $ 59,866
                                                                  ========



See Accompanying Notes.

        GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                           COMBINED STATEMENT OF INCOME

                                  (In thousands)


                                                  Years Ended
                                                  December 31,
                                        -------------------------------
                                           1996                 1995*
                                        -----------          ----------
Revenues:
  Rental income                          $ 12,906             $ 11,965
  Property management                         777                  815
  Interest and other                        1,138                1,103
                                        -----------          ----------
      Total revenues                       14,821               13,883
                                        -----------          ----------
Expenses:
  Allocated payroll                         2,493                2,358
  Real estate taxes                         1,299                1,234
  Other property operating                  3,212                2,918
  General and administrative                  279                  261
                                        -----------          ----------
      Total expenses                        7,283                6,771
                                        -----------          ----------
Net operating income                        7,538                7,112
Interest expense                            3,856                3,829
Depreciation and amortization               3,055                3,140
                                        -----------          ----------
Income before extraordinary item              627                  143
Extraordinary item - gain on
  debt restructuring                           --                2,186
                                        -----------          ----------
      Net income                         $    627             $  2,329
                                        ===========          ==========

*  Certain amounts have been reclassified for comparative purposes.





See Accompanying Notes.

        GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                 COMBINED STATEMENT OF CHANGES IN OWNERS' EQUITY


                       Years Ended December 31, 1996 and 1995
                                   (In thousands)


Owner's Equity, January 1, 1995                                     $  10,946
Capital Contributions                                                       2
Distributions                                                          (1,018)
Net Income                                                              2,329
                                                                    ----------

Owners' equity, December 31, 1995                                      12,259
Capital contributions                                                     925
Distributions                                                          (6,016)
Net income                                                                627
                                                                    ----------

Owners' equity, December 31, 1996                                   $   7,795
                                                                    ==========





See Accompanying Notes.

        GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                          COMBINED STATEMENT OF CASH FLOWS

                                    (In thousands)


                                                               Years Ended
                                                               December 31,
                                                     --------------------------------
                                                         1996                 1995*
                                                     -----------          -----------
OPERATING ACTIVITIES
Net income                                           $      627           $    2,329
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                         3,055                3,140
    Gain on debt restructuring                               --                2,186)
    Gain on sales of condominiums                          (210)                  --
(Increase) in assets:
    Other assets                                            (16)                 (25)
(Decrease) Increase in liabilities:
    Accounts payable and other liabilities                 (224)                  59
                                                     -----------          -----------
    Net cash provided by operating activities             3,232                3,317
                                                     -----------          -----------

INVESTING ACTIVITIES
Purchase of real estate assets                           (1,544)              (3,004)
Proceeds from sale of condominiums                          443                   --
Payment for deferred costs                                  (43)                (415)
                                                     -----------          -----------
    Net cash (used in) investing activities              (1,144)              (3,419)
                                                     -----------          -----------

FINANCING ACTIVITIES
Repayment of mortgage notes                                (784)              (7,655)
Proceeds from mortgage notes                              2,641                7,800
Due from related parties, net                             1,210                 (502)
Payment for financing costs                                (184)                (256)
Due from partners                                          (598)                 750
Due to NAVAB                                                252                1,171
Distributions to owners                                  (6,016)              (1,018)
Capital contributions                                       925                    2
                                                     -----------          -----------
      Net cash (used in) provided by
      financing activities                               (2,554)                 292
                                                     -----------          -----------
Net (decrease) increase in cash and
  cash equivalents                                         (466)                 190
Cash and cash equivalents, beginning of year              2,168                1,978
                                                     -----------          -----------
      Cash and cash equivalents, end of year         $    1,702            $   2,168
                                                     ===========          ===========

SUPPLEMENTAL INFORMATION
Cash paid during the year for interest               $    3,816            $   3,883
                                                     ===========          ===========




 *  Certain amounts have been reclassified for comparative purposes.





See Accompanying Notes.

      GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

                    NOTES TO THE COMBINED FINANCIAL STATEMENTS
                                December 31, 1996



1. BASIS OF PRESENTATION


Grove Property Services Limited Partnership and Property Partnerships (the "Group") combined financial statements include the accounts of various partnerships and is not a separate legal entity. "Property Partnerships" are a combination of affiliated entities that have ownership interests principally in multifamily communities in the Connecticut, Massachusetts and Rhode Island areas. The accounts are presented on a combined basis because all of the communities are managed by Grove Property Services Limited Partnership ("GPS") whose general partners have a controlling interest in each of the communities and because these communities were the subject of a business combination in connection with the formation of an umbrella REIT (the "Company") effective on March 14, 1997. Each of the communities was subsequently acquired by Grove Operating, L.P. (the "Operating Partnership"), which is owned, in part, by the Company. The Company qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended.


The business combination was structured so that the former partners received cash, units in the Operating Partnership, or a combination thereof. The Company is the sole general partner of the Operating Partnership.

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

1. BASIS OF PRESENTATION (CONTINUED)

In addition to GPS and Grove Longmeadow Associates (a neighborhood shopping center) the following residential communities have been included in the combined financial statements:

                                                                   Number of
Limited Partnership Name           Existing Community Name         Apartments
----------------------------       -----------------------         ----------
Avonplace Associates               Avonplace                           146
Burgundy Associates                Burgundy Studios                    102
Grove-Ellington Associates         Arbor Commons                        28
Grove-Enfield Associates           Fox Hill Apartments                 168
Grove-Manchester Associates        208-210 Main Street Apartments       28
Grove-Newington Associates         Woodbridge Apartments                73
Grove Opportunity Fund II          Dean Estates II                      58
                                   Royale Apartments                    76
                                   Talcott Forest*                      19
Grove-Plainville Associates        Colonial Village Apartments         104
Grove Properties III               Bradford Commons                     64
                                   Loomis Manor                         43
Grove Taunton Associates           Dean Estates                         48
Grove-Vernon Associates            Fox Hill Commons                     74
Grove-West Hartford Associates     Park Place West                      63
Grove-West Springfield Associates  Van Deene Manor                     109
Grove-Westfield Associates         Security Manor                       63
Grove-Westwynd Associates          Westwynd Apartments                  46
Shoreline London Associates        Ocean Reef                          163
Nautilus Properties                Sandalwood**                         39


* Talcott Forest is included in the accompanying combined financial statements as it is part of a legal entity combined herewith. However, this property was not included in the Consolidation Transactions.


** Available for lease August 1996.

All significant intercompany accounts and transactions have been eliminated in combination

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


DEPRECIATION OF REAL ESTATE ASSETS

Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation of real estate is computed principally on a straight-line basis over the expected useful lives of depreciable property, which ranges from 15 to 39 years for buildings, improvements and land improvements and 5 to 7 years for furnishings and equipment.

LONG-LIVED ASSETS

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996. The adoption of Statement 121 had no effect on the accompanying financial statements.

REVENUE RECOGNITION

Rental income attributable to leases is recognized on a straight-line basis over the term of the leases. Residential leases are generally for periods of one year. Commercial leases are generally for periods of 5 to 10 years. The Company generally requires tenants to provide a cash security deposit equal to one month's rent. Such amounts are deposited into a restricted bank account and the Company records an offsetting liability.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all highly liquid financial instruments with maturities of three months or less from the date of purchase.

DEFERRED COSTS

Deferred costs consist of organization costs and costs incurred in obtaining long-term financing. Deferred financing costs are amortized over the term of the related mortgage loan obligation. Organization costs are amortized over 5 years.

    GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Group is owned by various partnerships whose partners are required to include their respective share of profits and losses in their individual income tax returns. Accordingly, no federal or state income taxes have been provided in the accompanying combined financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  DUE TO AND FROM RELATED PARTIES


Certain properties managed by GPS are not included in the Group. Due to/from related parties represent costs paid by the Group on behalf of these properties, property expense and other advances from the Group to those properties, and management fees owed to the Group by those properties. An affiliate of the Group, NAVAB, periodically loans funds to the partnerships under its line of credit. These loans generally bear interest at 2.5% above the prime rate. Interest due NAVAB was approximately $145,000 and $116,000 for the years ended December 31, 1996 and 1995, respectively.


4.  MORTGAGE NOTES PAYABLE

The Group's mortgage notes at December 31, 1996 consisted of the following (in thousands):

  Mortgage notes payable at fixed interest rates ranging
  from 7.09% to 8.00%, payable in varying amounts
  through December 2003                                           $  12,362

  Mortgage notes payable with floating interest rates
  (7.0% to 9.27% at December 31, 1996), payable in varying
  amounts through November 2005                                      36,281
                                                                 -----------
                                                                  $  48,643
                                                                 ===========


Each of the mortgage notes was collateralized by a first mortgage on separate communities. Certain loans were guaranteed in whole or part by individuals affiliated with the Group. Such guarantees aggregated approximately $31 million at December 31, 1996.

      GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

4.  MORTGAGE NOTES PAYABLE (Continued)


Annual principal maturities as of December 31, 1996 were as follows (in thousands):


                  1997                      $     890
                  1998                            970
                  1999                          9,478
                  2000                         21,746
                  2001                          4,589
                  Thereafter                   10,970
                                           -----------
                  Total                     $  48,643
                                           ===========


As part of the Consolidation Transactions, certain of these mortgage notes payable were retired early or refinanced.


5.  RELATED PARTY TRANSACTIONS


GPS performs management services for certain communities not included in the Group. Management fees received from these communities were approximately $777,000 and $891,000 for the years ended December 31, 1996 and 1995, respectively.


The Group leases office space from an affiliate at $4,150 per month.

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, accounts payable and other accruals because of their short-term nature approximate fair value. Mortgage notes are carried at amounts that approximate their fair values. Fair values of mortgage notes were estimated using discounted cash flow analyses, based on interest rates currently available to the Group for issuance of debt with similar terms and remaining maturities.

     GROVE PROPERTY SERVICES LIMITED PARTNERSHIP AND PROPERTY PARTNERSHIPS

7.  COMMERCIAL LEASES

Future minimum annual lease payments to be received on noncancelable commercial operating leases with terms greater than one year consist of the following at December 31, 1996 (in thousands):

                  1997                      $     989
                  1998                            882
                  1999                            830
                  2000                            697
                  2001                            591
                  Thereafter                    1,983
                                           -----------
                  Total                     $   5,972
                                           ===========


Residential leases are generally for a term of one year and are not included above. The commercial leases generally contain provisions for increases in rent tied to various indices, increases in operating costs and/or a percentage of the tenants' sales in excess of a specified base amount. Such additional rents are included in rental income on the accompanying combined statement of income and are not material.

                                      PART II

                     INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.   Other Expenses of  Issuance and Distribution

     The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities being registered, none of which is payable by the Selling Shareholders:

            Registration Statement Filing Fee       $13,649
            Legal Fees and Expenses                 $17,000
            Accounting Fees and Expenses            $ 5,000
            Printing Costs                          $   500
            Miscellaneous                           $ 1,351
                                                    -------

            Total                                   $37,500
                                                    =======

Item 15.  Indemnification of Directors and Officers

     The Charter provides that no trustee or officer will be personally liable for any obligation of the Company solely as a result of his or her status as a trustee or officer of the Company. The Bylaws further provide that the Company shall indemnify each trustee and officer against any claim or liability for which the trustee or officer may become subject by reason of being or having been a trustee or officer, and that the Company shall reimburse each trustee and officer for all legal and other expenses reasonably incurred in connection with any such claim or liability. See also, "Description of Capital Stock - Indemnification for, and Limitation on, Liability," included in the Prospectus constituting part of this Registration Statement.

     The Company has purchased a Directors, Officers and Corporate Liability Insurance Policy for Real Estate Investment Trusts issued by American International Specialty Lines Insurance Company. This policy provided $5,000,000 of coverage and extends to February 27, 1998.

     For the undertaking with respect to the indemnification, see Item 17.

Item 16.  Exhibits


  Exhibit 4(a)       Third Amended and Restated Declaration of Trust
                     of the Company (incorporated by reference to Exhibit
                     3.1 to the Company's Quarterly Report on Form 10-QSB
                     for the quarter ended September 30, 1997 (Commission
                     File No. 1-13080))
  Exhibit 4(b)       Amended and Restated Bylaws of the Company (incorporated
                     by reference to Exhibit 3.2 to the Company's Current
                     Report on Form 8-K dated March 14, 1997 and filed March
                     31, 1997 (Commission File No. 1-13080))
*  Exhibit 5         Opinion of Piper & Marbury L.L.P.
   Exhibit 23(a)     Consent of Ernst & Young LLP
*  Exhibit 23(b)     Consent of Cummings & Lockwood
   Exhibit 23(c)     Consent of Piper & Marbury L.L.P. (included in Exhibit 5)
*  Exhibit 24        Power of Attorney

*  Previously filed.

                                     SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on December 9, 1997.



                                     GROVE PROPERTY TRUST

                                        /s/ Joseph R. LaBrosse
                                     By----------------------------------
                                       Joseph R. LaBrosse
                                       Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities shown on the 9th day of December, 1997.


Damon D. Navarro        Trustee and Chairman of   )
                        the Board and Chief       )
                        Executive Officer         )
                        (Principal executive      )
                        officer)                  )
Joseph R. LaBrosse      Trustee and Chief         )
                        Financial Officer         )
                        (Principal financial and  )
                        accounting officer)       ) By /s/ Joseph R. LaBrosse
Theodore R. Bigman      Trustee                   )   ------------------------
J. Joseph Garrahy       Trustee                   )   Name: Joseph R. LaBrosse
Harold V. Gorman        Trustee                   )         Attorney-in-fact
Edmund F. Navarro       Trustee                   )
James F. Twaddell       Trustee                   )

                                 Exhibit Index


  Exhibit 4(a)       Third Amended and Restated Declaration of Trust
                     of the Company (incorporated by reference to Exhibit
                     3.1 to the Company's Quarterly Report on Form 10-QSB
                     for the quarter ended September 30, 1997 (Commission
                     File No. 1-13080))
  Exhibit 4(b)       Amended and Restated Bylaws of the Company (incorporated
                     by reference to Exhibit 3.2 to the Company's Current
                     Report on Form 8-K dated March 14, 1997 and filed March
                     31, 1997 (Commission File No. 1-13080))
*  Exhibit 5         Opinion of Piper & Marbury L.L.P.
   Exhibit 23(a)     Consent of Ernst & Young LLP
*  Exhibit 23(b)     Consent of Cummings & Lockwood
   Exhibit 23(c)     Consent of Piper & Marbury L.L.P. (included in Exhibit 5)
*  Exhibit 24        Power of Attorney

*  Previously filed.